Prairie Operating Co.

602 Sawyer Street, Suite 710

Houston, Texas 77007

November 3, 2023

Division of Corporation Finance

Office of Crypto Assets

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Prairie Operating Co.
Amendment No. 4 to Registration Statement on Form S-1
Filed October 24, 2023
File No. 333-272743

Ladies and Gentlemen:

Set forth below are the responses of Prairie Operating Co. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 1, 2023, with respect to the Company’s Amendment No. 4 to the Registration Statement on Form S-1, File No. 333-272743, filed with the Commission on October 24, 2023 (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Concurrently with the submission of this letter, we are also submitting Amendment No. 5 to the Registration Statement (“Amendment No. 5”) via EDGAR. All references to page numbers and captions correspond to Amendment No. 5 unless otherwise specified.

Amendment No. 4 to Form S-1 filed October 24, 2023

General

1.	Please file a dated legal opinion as an exhibit to the registration statement.

RESPONSE: We respectfully acknowledge the Staff’s comment and have filed a dated legal opinion as Exhibit 5.1 to Amendment No. 5.

Business

Factors Affecting Profitability, page 52

2.	We note that you have added disclosure that your “assumed cost to mine one Bitcoin is approximately $11,000.” In that regard:

●	Please tell us why you disclose an assumed cost to mine one Bitcoin of approximately $11,000 if your average breakeven cost to mine one Bitcoin in the second quarter of 2023 was $14,872 per Bitcoin.

Securities and Exchange Commission November 3, 2023 Page 2

●	If your breakeven price in the second quarter of 2023 was $14,872 per Bitcoin, please explain why you state that “as long as the Bitcoin price is higher than $11,000 on average, [you] would continue to operate [y]our mining machines and such operation would be economically beneficial to [you]” and “the estimate of approximately $11,000 is essentially the ‘shutdown Bitcoin price’ for [y]our Bitcoin mining business.”

●	If $14,872 per Bitcoin is your most recently disclosed breakeven cost, tell us why you do not represent that as your “shutdown Bitcoin price.”

RESPONSE: We respectfully advise the Staff that our presentation of $11,000 as our breakeven price reflects our forecasted estimate based upon the inputs disclosed and full deployment and installation of the miners. The actual breakeven price for a particular period can and will vary due to numerous factors, including network hash rate and efficiency of miners during the period. We do not believe that our actual results for the second quarter of 2023 represent our go-forward breakeven price since mining was re-initiated during that period and operating costs for such period reflect inefficiencies related to re-initiating our mining operations and continued deployment of additional miners into Atlas’ facility that will not recur in subsequent periods. This assessment is supported by preliminary financial information from the third quarter of 2023, which reflects operating costs very closely aligned with our $11,000 breakeven forecasted estimate. For greater clarity, in response to the Staff’s comment, we have revised the disclosures on pages 53 and 54 of Amendment No. 5 to reflect both our estimated breakeven cost and our actual breakeven cost based on our results for the second quarter of 2023 and to clarify the reason for the discrepancy between the results.

3.	Please tell us why you use a breakeven Bitcoin network hash rate of 344.15 EH/s, which was the network hash rate on April 14, 2023, the date your Bitcoin mining operations were fully re-initiated, if the network hash rate has been on an upward trend since that date and is now significantly higher.

RESPONSE: We respectfully advise the Staff that we selected the hash rate on April 14, 2023 because we believed it represented an appropriate benchmark for our forecasting. We do not attempt to forecast the actual network hash rate, but we believe using an average over a period of time is appropriate. While the 344.15 EH/s network rate on April 14, 2023 does represent a point in time rate, we used this date as it is the date we reinitiated our Bitcoin mining business and is also a close approximation to both the average Bitcoin network hash rate of 356.8 EH/s for the three months ended June 30, 2023 and the trailing twelve month average Bitcoin network hash rate of 339.59 EH/s as of November 1, 2023, according to Blockchain.com. We will continue to monitor and evaluate the network hash rate that we utilize in our forecasts over time. In response to the Staff’s comment and have revised the disclosures on page 53 of Amendment No. 5 to include additional commentary regarding the effect of changes in hash rate on our breakeven cost.

4.	Please consider moving the paragraph at the end of this section that begins with “These price movements result in decreased cryptocurrency mining revenue and increased cryptocurrency mining costs...” so that it follows the second paragraph in this section. At the paragraph’s current location, it is not clear what price movements you are referencing.

RESPONSE: We respectfully acknowledge the Staff’s comment and have revised the disclosures on page 53 of Amendment No. 5.

Securities and Exchange Commission November 3, 2023 Page 3

5.	Please revise your breakeven analysis to reflect all costs attributable to your cryptocurrency mining activities, including mining equipment costs. In that regard we note your statement on pages 5 and 9 that “the cost of obtaining new cryptocurrency mining equipment is capital intensive, and may increase.” Additionally, clarify whether you finance the purchase of mining equipment and if so, reflect financing costs in your breakeven analysis.

RESPONSE: We respectfully advise the Staff that the Company’s mining equipment is fully paid and, therefore, the Company does not incur any financing costs in connection with its ongoing mining operations. Although the Company recognizes depreciation with respect to the mining assets, it does not consider depreciation in determining whether it is economical to operate its mining equipment. As a result, the Company does not consider the sunk costs or depreciation of past capital investments in its forecasted breakeven analysis or in its decisions to continue or to pause mining operations. Substantially all of the Company’s mining equipment was purchased in 2021 and 2022 and such past capital investments were not financed. While the statement that “the cost of obtaining new cryptocurrency mining equipment is capital intensive, and may increase” is accurate, the Company does not have any current plans to acquire additional mining equipment. As a result, there is no way for the Company to estimate the future acquisition or financing costs with respect to any such assets and such expenses are not a factor in the Company’s decision whether it is economical to continuing operating its miners. If the Company makes any such investments or financing arrangements in the future, it intends to consider the extent to which such costs are applicable to its breakeven analysis. In response to the Staff’s comment, the Company has revised the disclosures on pages 53 and 54 of Amendment No. 5 to include additional disclosure regarding depreciation of its mining equipment.

Incorporation of Certain Documents by Reference, page 92

6.	Please provide us with a detailed analysis of your eligibility to incorporate by reference, specifically as it relates to General Instruction VII.D.1(c) of Form S-1. In this regard, please note that incorporation by reference is not available for registrants that during the past three years were issuers for offerings of penny stock as defined in Rule 3a51-1 of the Exchange Act. Please advise or revise accordingly.

RESPONSE: We respectfully acknowledge the Staff’s comment and advise the Staff that we believe that the Company meets the eligibility requirements set forth in General Instruction VII of Form S-1 to incorporate by reference for the reasons outlined below.

With respect to General Instruction VII.A, B, C and F, we respectfully advise the Staff that the Company has been subject to the reporting requirements of the Exchange Act since March 2008; has filed all reports and other materials required to be filed by Sections 13(a), 14, or 15(d) of the Exchange Act during the preceding 12 months; has filed an annual report on Form 10-K for its fiscal year ended December 31, 2022 on March 31, 2023; and makes its periodic and current reports filed pursuant to the Exchange Act that are incorporated by reference into the Registration Statement readily available and accessible on its public website at investors.prairieopco.com/sec-filings.

With respect to General Instruction VII.D.1(a) and (b) and D.2, the Company further advises the Staff that it is not, and has not been during the past three years, a blank check company as defined in Rule 419(a)(2) of the Exchange Act, or a shell company as defined in as defined in Rule 405 of the Exchange Act, and is not registering an offering that effectuates a business combination transaction as defined in Rule 165(f)(1) of the Exchange Act.

Securities and Exchange Commission November 3, 2023 Page 4

With respect to General Instruction VII.D.1.(c), the Company respectfully advises the Staff that during the last three years the Company has not been a registrant for an offering of penny stock as defined in Rule 3a51-1 of the Exchange Act. Specifically, each of the Company’s registered offerings of equity securities during the past three years was made subject to an exception to the “penny stock” rule described in Rule 3a51-1(g) of the Exchange Act. The Company, in the past three years, filed a registration statement to register an offering of equity securities on Form S-1, and each such Form S-1 was subsequently declared effective, on three separate occasions: (i) July 1, 2022 (File No. 333-262304, the “July 2022 S-1”); (ii) October 4, 2021 (File No. 333-259729, the “October 2021 S-1”); and (iii) August 10, 2021 (File No. 333-255445, the “August 2021 S-1”).

In the offering of equity securities registered pursuant to the July 2022 S-1, the Company relied on the exception to the “penny stock” rule described in Rule 3a51-1(g)(1) where the issuer has net tangible assets in excess of $2,000,000, if in operation for at least three years. The Company had net tangible assets of $4,197,847 for the prior fiscal year ended December 31, 2021, as reported in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2021. Net tangible assets is calculated by subtracting for the fiscal year ended December 31, 2021 the intangible assets of the Company (of which there were none recognized) and the liabilities of the Company ($9,002,022) from the assets of the Company ($13,199,869). Given than the Company had net tangible assets in excess of $2,000,000 for the year ended December 31, 2021 and had been in continuous operation for at least three years at the time of the registration, the Company was not considered a “penny stock” issuer in connection with its offering of securities pursuant to the July 2022 S-1. Consistent with that analysis, the Company incorporated its prior filings by reference into the July 2022 S-1 pursuant to General Instruction VII.

In the offerings of equity securities registered pursuant to the October 2021 S-1 and August 2021 S-1, the Company relied on the exception to the “penny stock” rule described in Rule 3a51-1(g)(2) where the issuer has average revenue of at least $6,000,000 for the last three years. As disclosed in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2020, the Company reported $4,518,163 in revenue during the fiscal year ended December 31, 2020. As disclosed in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2019, the Company reported $10,578,316 and $13,901,603 in revenue for the fiscal years ended December 31, 2019 and December 31, 2018, respectively. The average revenue of the fiscal years of 2018–2020 therefore was approximately $9,666,027. Given that such average revenue for the fiscal years of 2018–2020 was in excess of $6,000,000, the Company was not considered a “penny stock” issuer in connection with its offering of equity securities during the fiscal year ended December 31, 2021, including the offerings registered pursuant to the October 2021 S-1 and August 2021 S-1. Consistent with that analysis, the Company incorporated its prior filings by reference into the October 2021 S-1 and August 2021 S-1 pursuant to General Instruction VII.

With respect to the equity securities offered pursuant to the Registration Statement, the Company respectfully advises the Staff that it is not a “penny stock” issuer based on the exception to the “penny stock” rule described in Rule 3a51-1(d) where the equity securities have a price of five dollars or more. Since the Company’s previously announced reverse stock split was effected on October 16, 2023, the Company’s common stock has traded on the OTCQB Market at a price significantly above $5.00, with closing prices on the OTCQB Market ranging from a low of $10.25 on October 16, 2023 to a high of $17.00 on October 20, 2023. Consistent with that analysis, the Company revised its disclosure in Amendment No. 4 to reflect its eligibility to incorporate its prior filings by reference pursuant to General Instruction VII.

Based on the analysis outlined above, the Company believes that it meets the eligibility requirements to incorporate its public filings by reference in the Registration Statement and, therefore, has not revised such approach in Amendment No. 5.

*	*	*	*	*

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact T. Mark Kelly of Vinson & Elkins L.L.P. at (713) 758-4592 or Joanna D. Enns of Vinson & Elkins L.L.P. at (214) 220-7753.

Very truly yours,

PRAIRIE OPERATING CO.

By:	/s/ Edward Kovalik
Name:	Edward Kovalik
Title:	Chief Executive Officer

Enclosures

cc:
T. Mark Kelly, Vinson & Elkins L.L.P.
Joanna D. Enns, Vinson & Elkins L.L.P.